Exhibit 99.1

For Immediate Release

NORSAT PROVIDES UPDATE ON ORDER FROM HARRIS FOR ATOM SERIES
100W KU-BAND SOLID STATE POWER AMPLIFIERS

Vancouver, British Columbia – April 23, 2014 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, has received a reduction in its previously announced order from Harris Corporation (NYSE: HRS) for its compact and efficient ATOM series Solid State Power Amplifiers (SSPAs) from $6.3M to $3.15M. The reduction is due to the deferment of mission capabilities to a later date.

“Harris has been pleased with the performance of Norsat and its ATOM 100 Watt SSPA's for our satellite ground terminal program,” said Bob Howley, Integrated Process Team Lead.

“While we are disappointed by this reduction in order size, Norsat is still very pleased to have been selected by an industry leader like Harris to provide a key component for their systems and it is very satisfying to know that even in a reduced quantity, our ATOM technology will be enabling mission critical communications for Harris and its customer,” said Norsat President & CEO, Dr. Amiee Chan. “Norsat looks forward to working with Harris in the future for the second phase of the project once funding is available,” added Chan.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com